Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred dividend requirements for each of the periods indicated (in thousands):

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Net income (loss)	$(16,818)	$(22,110)	$(21,452)	$16,200	$(18,765)	$(22,898)
Fixed charges	2,234	1,858	607	620	828	805

Total Earnings	$(14,584)	$(20,252)	$(20,845)	$16,820	$(17,937)	$(22,093)

Fixed Charges:
Interest expense	$1,677	$1,151	$6	$7	$46	$6
Portion of rent expense representative of interest	557	707	601	613	782	799

Total Fixed Charges	$2,234	$1,858	$607	$620	$828	$805

Ratio of Earnings to Fixed Charges (1)	—	—	—	27.1	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) plus fixed charges. Fixed charges consist of interest expense, amortization of issuance costs and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $16.8 million for the nine months ended September 31, 2015 and $22.1 million, $21.5 million, $18.8 million, $22.9 million for the years ended December 31, 2014, 2013, 2011 and 2010, respectively. Earnings for the year ended December 31, 2012 included recognition of $35.4 million of collaborative research and development revenue as a result of the termination of the Company’s agreements with Nycomed, Pfizer and Hospira. Excluding the recognition of $35.4 million of deferred revenue, earnings would have been insufficient to cover fixed charges by $19.2 million for the year ended December 31, 2012.